UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated March 7, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: May 23, 2013

Exhibit 99.1

WuXi PharmaTech Announces Fourth-Quarter and Full-Year 2012 Results, Share Repurchase Program

SHANGHAI, China, March 7, 2013 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the fourth quarter and full year of 2012.

Fourth-Quarter Highlights

•	Net Revenues Increased 15.8% Year Over Year to $125.7 Million

•	Laboratory Services Net Revenues Grew 18.6% Year Over Year to $103.8 Million

•	China-Based Laboratory Services Net Revenues Increased 22.2% Year Over Year to $81.5 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 7.2% Year Over Year to $22.3 Million

•	Manufacturing Services Net Revenues Grew 4.0% Year Over Year to $21.9 Million

•	GAAP Diluted Earnings Per ADS Grew 6.5% Year Over Year to $0.33

•	Non-GAAP Diluted Earnings Per ADS Increased 7.2% Year Over Year to $0.38

Full-Year Highlights

•	Net Revenues Increased 22.8% Year Over Year to $499.9 Million

•	Laboratory Services Net Revenues Grew 22.9% Year Over Year to $382.9 Million

•	China-Based Laboratory Services Net Revenues Increased 26.8% Year Over Year to $293.2 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 11.6% Year Over Year to $89.7 Million

•	Manufacturing Services Net Revenues Grew 22.5% Year Over Year to $117.0 Million

•	GAAP Diluted Earnings Per ADS Grew 10.8% Year Over Year to $1.19

•	Non-GAAP Diluted Earnings Per ADS Increased 13.3% Year Over Year to $1.40

•

Company Provides Full-Year 2013 Guidance, Expects 13-15% Year-Over-Year Revenue Growth to $565-$575 Million, 6-9% Year-Over-Year GAAP Diluted Earnings per ADS Growth to $1.26-$1.30, 6-9% Year-Over-Year Non-GAAP Diluted Earnings per ADS Growth to $1.49-$1.53

Management Comment

“WuXi is succeeding on three fronts: growing, investing to sustain our growth, and returning capital to shareholders,” said Dr. Ge Li, Chairman and Chief Executive Officer. “We achieved strong double-digit revenue growth in the fourth quarter and full year of 2012. We also achieved double-digit growth in earnings per ADS in 2012. We continued to invest to build capabilities and capacity in order to sustain revenue and earnings growth for the long term. While growing and investing, we generated strong free cash flow that allowed us to purchase our shares.

“I am proud of what we accomplished in 2012,” Dr. Li continued. “Revenue growth of 22.8% to about $500 million was driven by continuing growth in demand for WuXi’s services in all of our businesses. In February, we opened a chemistry facility in Wuhan to give our customers a new pricing option. In October, we began operation of a new cGMP drug-substance biologics manufacturing facility in Wuxi. We signed many new contracts in biologics, including a joint venture with MedImmune to co-develop their anti-IL6 monoclonal antibody for the China market. We delivered nine small molecule preclinical drug candidates for our clients. We produced advanced intermediates for five commercial products and grew our late-stage manufacturing pipeline. The company entered into an agreement to form a joint venture with PRA to offer clinical research services in China. We purchased 7% of our ADSs outstanding at the beginning of the year. WuXi achieved year-over-year growth in GAAP diluted EPS of 10.8% and in non-GAAP diluted EPS of 13.3%. And we continued to invest in building new capabilities and capacities with $67.8 million in new capital assets, to drive future revenue and income growth.

“2013 looks to be another good year. We expect 13-15% revenue growth, driven by increasing demand across our service offerings. In spite of continuing margin pressure from labor inflation, we expect 6-9% diluted EPS growth as a result of this revenue growth, increased productivity, cost control, and a new authorization to purchase up to $100 million of our ADSs over the next 18-24 months.

“Our goal is to build an open-access technology platform of integrated services that will enable anyone and any company to discover and develop products to benefit patients,” Dr. Li concluded. “We are confident we can achieve this goal for several reasons. An open-access platform is the most effective and efficient way to allow researchers to capitalize their knowledge and experience and help solve the problem of low productivity in the pharmaceutical industry. Health care spending will continue to grow globally because the world’s patients will demand, and be willing to pay for, high-quality medical products and a better quality of life. And our operational strength in China is important to capitalize on the rising demand by a large and rapidly growing Chinese middle class for the same treatments prescribed for Western patients.”

Fourth-Quarter GAAP Results

Fourth-quarter 2012 net revenues increased 15.8% year over year to $125.7 million. Revenue growth in Laboratory Services of 18.6% was driven by our comprehensive and integrated discovery and development services. Revenue growth of 4.0% in Manufacturing Services was driven by increased demand for clinical-trial materials in our research manufacturing business, which more than offset lower demand for advanced intermediates in our commercial manufacturing business.

Fourth-quarter 2012 GAAP gross profit increased 14.6% year over year to $48.8 million due to 15.8% revenue growth, offset by lower gross margin. Fourth-quarter 2012 GAAP gross margin decreased slightly year over year to 38.8% from 39.2%. Gross margin in Laboratory Services increased year over year to 41.9% from 41.5% mainly due to improved productivity, partially offset by the effects of increasing labor costs in China, appreciation of the RMB versus the U.S. dollar, investments in new businesses, and lower pricing in chemistry services. Gross margin in Manufacturing Services decreased year over year to 24.2% from 29.6% mainly due to lower capacity utilization in our commercial manufacturing business.

Fourth-quarter 2012 GAAP operating income increased 16.5% year over year to $23.6 million due to the 14.6% increase in gross profit, slower growth in operating expenses, particularly general and administrative expenses, and revaluation of contingent consideration relating to the Abgent acquisition, offset by impairment charges for goodwill and intangible assets relating to Abgent. Operating margin increased slightly to 18.7% from 18.6% due to the slower growth in operating expenses, partially offset by lower gross margin.

Fourth-quarter 2012 GAAP net income increased 1.4% year over year to $23.8 million due to the 16.5% year-over-year increase in operating income, offset by a 33.6% decrease in other income / (expenses), net, which was driven by lower gains on foreign-exchange forward contracts of $3.0 million, and a 15.1% increase in income tax expense driven by income mix.

Fourth-quarter 2012 GAAP diluted earnings per ADS increased 6.5% to $0.33 due to a lower ADS count caused by the company’s purchase of 2,846,375 ADSs from General Atlantic in February 2012 and of 2,138,993 ADSs, at an average price of $14.03 per ADS, in the open market during the second and third quarters of 2012.

Fourth-quarter 2012 GAAP comprehensive income increased 3.6% year over year to $27.9 million due to the increase in currency translation adjustments and the 1.4% increase in GAAP net income.

Full-Year GAAP Results

Full-year 2012 net revenues increased 22.8% year over year to $499.9 million. Revenue growth in Laboratory Services of 22.9% was driven by our comprehensive and integrated discovery and development services in China and increased demand for testing services for both biologics and medical devices in the United States. Revenue growth of 22.5% year over year in Manufacturing Services was driven by increased demand for preclinical and clinical-trial materials in our research manufacturing business, which more than offset lower demand for advanced intermediates in our commercial manufacturing business.

Full-year 2012 GAAP gross profit increased 17.1% year over year to $183.2 million due to 22.8% revenue growth, offset by lower gross margin. Full-year 2012 GAAP gross margin decreased to 36.7% from 38.4% in full-year 2011. Gross margin in Laboratory Services decreased year over year to 38.6% from 40.7% mainly due to increasing labor costs in China, appreciation of the RMB versus the U.S. dollar, investments in new businesses, and lower pricing in chemistry services, partially offset by improved productivity. Gross margin in Manufacturing Services decreased year over year to 30.3% from 31.1% mainly due to lower capacity utilization in our commercial manufacturing business.

Full-year 2012 GAAP operating income increased 6.7% year over year to $89.4 million due to the 17.1% growth in gross profit, partially offset by increased operating expenses from the hiring of new senior staff, increased share-based compensation expenses, and increased R&D expenses. Operating margin decreased to 17.9% from 20.6% due to the lower gross margin and the increased operating expenses.

Full-year 2012 GAAP net income increased 6.9% year over year to $86.6 million due to the 6.7% increase in operating income and a 5.7% increase in other income / (expenses), net, driven by a gain on foreign-exchange forward contracts of $5.3 million, partially offset by a 4.7% increase in income tax expense.

Full-year 2012 GAAP diluted earnings per ADS increased 10.8% to $1.19 due to the 6.9% increase in net income and a lower ADS count caused by the company’s purchase of 2,846,375 ADSs from General Atlantic in February 2012 and of 2,138,993 ADSs, at an average price of $14.03 per ADS, in the open market during the second and third quarters of 2012.

Full-year 2012 GAAP comprehensive income decreased 11.9% year over year to $87.9 million due to the decrease in currency translation adjustments, partially offset by the 6.9% increase in GAAP net income.

Fourth-Quarter Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses, the amortization of acquired intangible assets and the associated deferred tax impact, impairment charges for goodwill and intangible assets, and revaluation of contingent consideration.

Fourth-quarter 2012 non-GAAP gross profit increased 13.7% year over year to $50.0 million mainly due to broad-based revenue growth, offset by lower gross margin. Non-GAAP gross margin decreased year over year to 39.8% from 40.5%. Non-GAAP gross margin in Laboratory Services decreased mainly due to increased labor costs, investment in new businesses, appreciation of the RMB versus the U.S. dollar, and lower pricing in chemistry services, partially offset by improved productivity. Non-GAAP gross margin in Manufacturing Services decreased mainly due to lower capacity utilization in our commercial manufacturing business.

Fourth-quarter 2012 non-GAAP operating income increased 15.1% year over year to $27.4 million, primarily due to the 13.7% increase in non-GAAP gross profit and slower growth in operating expenses. Operating margin decreased slightly to 21.8% from 21.9% due to lower gross margin, partially offset by slower growth in operating expenses.

Fourth-quarter 2012 non-GAAP net income grew 2.1% year over year to $27.5 million due to the 15.1% increase in non-GAAP operating income, offset by a 33.6% decrease in other income / (expenses), net, driven by a lower gain on foreign-exchange forward contracts of $3.0 million, and higher income tax expense.

Fourth-quarter 2012 non-GAAP diluted earnings per ADS grew 7.2% year over year to $0.38 due to the 2.1% increase in net income and a lower ADS count caused by share buybacks.

Full-Year Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses, the amortization of acquired intangible assets and the associated deferred tax impact, impairment charges for goodwill and intangible assets, and revaluation of contingent consideration.

Non-GAAP gross profit increased 16.9% year over year to $189.1 million mainly due to broad-based revenue growth, offset by lower gross margin. Non-GAAP gross margin decreased year over year to 37.8% from 39.7%. Non-GAAP gross margin in Laboratory Services decreased mainly due to increased labor costs, investment in new businesses, appreciation of the RMB versus the U.S. dollar, and lower pricing in chemistry services, partially offset by improved productivity. Non-GAAP gross margin in Manufacturing Services decreased mainly due to lower capacity utilization in our commercial manufacturing business.

Non-GAAP operating income increased 9.2% year over year to $105.7 million, primarily due to the 16.9% increase in non-GAAP gross profit, offset by increased operating expenses from the hiring of new senior staff and increased R&D expenses. Operating margin decreased to 21.2% from 23.8%, mainly due to the lower gross margin and increased operating expenses.

Non-GAAP net income grew 9.4% year over year to $102.2 million due to the 9.2% increase in non-GAAP operating income and a 5.7% increase in other income / (expenses), net, driven by a gain on foreign-exchange forward contracts of $5.3 million, offset by higher income tax expense due to income mix.

Non-GAAP diluted earnings per ADS grew 13.3% year over year to $1.40 due to the 9.4% increase in non-GAAP net income and a lower ADS count caused by share buybacks.

Full-Year 2013 Financial Guidance

The company provides the following full-year 2013 financial guidance:

•	Total net revenues of $565-575 million, or 13-15% year-over-year growth

•	GAAP diluted earnings per ADS of $1.26-$1.30, or 6-9% year-over-year growth

•	Non-GAAP diluted earnings per ADS of $1.49-$1.53, or 6-9% year-over-year growth

•	Capital expenditures of about $60 million

First-Quarter 2013 Financial Guidance

The company provides the following first-quarter 2013 financial guidance:

•	Total net revenues of $129-131 million, or 9-11% year-over-year growth

•	GAAP diluted earnings per ADS of $0.26-$0.27, non-GAAP diluted earnings per ADS of $0.31-$0.32

Share Repurchase Program

The Wuxi Board of Directors has approved a share repurchase plan. Under this plan, the Company is authorized to repurchase up to $100 million of its American Depositary Shares, or ADSs, over the next 18-24 months, from time to time, in open-market purchases on the NYSE Euronext at prevailing market prices, in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of WuXi’s ADSs and other factors, including customary restrictions on share repurchases. The repurchase program does not obligate WuXi to make repurchases at any specific time or in any specific situation.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	December 31, 2012	December 31, 2011
Assets:
Current assets:
Cash and cash equivalents	54,133	71,368
Restricted cash	423	2,458
Short-term investments	175,245	128,054
Accounts receivable, net	99,578	72,736
Inventories	47,774	45,351
Prepaid expenses and other current assets	18,807	15,133

Total current assets	395,960	335,100

Non-current assets:
Goodwill	32,561	34,701
Property, plant and equipment, net	264,381	245,694
Long-term investments	14,015	4,335
Intangible assets, net	7,268	10,568
Land use rights	5,564	5,488
Deferred tax assets	3,037	8,499
Other non-current assets	19,749	19,469
Total non-current assets	346,575	328,754

Total assets	742,535	663,854

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	59,089	28,661
Accounts payable	21,808	22,803
Accrued expenses	27,411	20,913
Deferred revenue	17,052	15,881
Advanced subsidies	9,265	6,417
Other taxes payable	1,581	2,196
Convertible notes	—	35,864
Other current liabilities	11,215	10,018

Total current liabilities	147,421	142,753

Non-current liabilities:
Long-term debt, excluding current portion	5,697	1,646
Advanced subsidies	2,663	3,215
Long-term payable	732	3,944
Other non-current liabilities	7,799	6,570

Total non-current liabilities	16,891	15,375

Total liabilities	164,312	158,128

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 570,489,352 and 561,121,002 issued and outstanding as of December 31, 2011, and December 31, 2012, respectively)	11,222	11,410
Additional paid-in capital	331,715	345,832
Retained earnings	188,604	103,159
Accumulated other comprehensive income	46,682	45,325

Total equity	578,223	505,726

Total liabilities and equity	742,535	663,854

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2012	2011	% Change	2012	2011	% Change
Net revenues:
Laboratory Services	103,771	87,503	18.6%	382,890	311,638	22.9%
Manufacturing Services	21,888	21,038	4.0%	117,022	95,539	22.5%

Total net revenues	125,659	108,541	15.8%	499,912	407,177	22.8%

Cost of revenues:
Laboratory Services	(60,308)	(51,169)	17.9%	(235,148)	(184,882)	27.2%
Manufacturing Services	(16,587)	(14,809)	12.0%	(81,526)	(65,851)	23.8%

Total cost of revenues	(76,895)	(65,978)	16.5%	(316,674)	(250,733)	26.3%

Gross profit:
Laboratory Services	43,463	36,334	19.6%	147,742	126,756	16.6%
Manufacturing Services	5,301	6,229	(14.9%)	35,496	29,688	19.6%

Total gross profit	48,764	42,563	14.6%	183,238	156,444	17.1%

Operating (expenses)/income:
Selling and marketing expenses	(4,734)	(3,031)	56.2%	(15,335)	(10,271)	49.3%
General and administrative expenses	(17,950)	(17,114)	4.9%	(70,324)	(56,956)	23.5%
Research and development expenses	(2,499)	(2,206)	13.3%	(8,136)	(5,407)	50.5%
Impairment charges for goodwill and intangible assets	(3,415)	—	—	(3,415)	—	—
Revaluation of contingent consideration	3,391	—	—	3,391	—	—

Total operating expenses	(25,207)	(22,351)	12.8%	(93,819)	(72,634)	29.2%

Operating income	23,557	20,212	16.5%	89,419	83,810	6.7%

Other income (expenses), net:
Other income (expenses), net	3,285	5,367	(38.8%)	8,548	8,509	0.5%
Interest income (expenses), net	1,487	1,819	(18.3%)	6,010	5,266	14.1%

Total other income (expenses), net	4,772	7,186	(33.6%)	14,558	13,775	5.7%

Income before income taxes	28,329	27,398	3.4%	103,977	97,585	6.6%
Income tax expense	(4,508)	(3,917)	15.1%	(17,393)	(16,606)	4.7%

Net income	23,821	23,481	1.4%	86,584	80,979	6.9%

Other comprehensive income:
Currency translation adjustments	4,076	3,436	18.6%	1,358	18,807	(92.8%)

Comprehensive income	27,897	26,917	3.6%	87,942	99,786	(11.9%)

Basic net earnings per ADS	0.34	0.33	3.1%	1.22	1.14	6.7%
Diluted net earnings per ADS	0.33	0.31	6.5%	1.19	1.07	10.8%

Weighted average ADS outstanding—basic	70,059,322	71,180,668	(1.6%)	71,045,826	70,884,506	0.2%
Weighted average ADS outstanding—diluted	71,688,426	75,233,086	(4.7%)	72,797,344	75,439,734	(3.5%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2012	2011	% Change	2012	2011	% Change

GAAP gross profit	48,764	42,563	14.6%	183,238	156,444	17.1%
GAAP gross margin	38.8%	39.2%		36.7%	38.4%
Adjustments:
Share-based compensation	837	951	(12.0%)	3,905	3,793	3.0%
Amortization of acquired intangible assets	408	484	(15.7%)	1,983	1,549	28.0%

Non-GAAP gross profit	50,009	43,998	13.7%	189,126	161,786	16.9%
Non-GAAP gross margin	39.8%	40.5%		37.8%	39.7%

GAAP operating income	23,557	20,212	16.5%	89,419	83,810	6.7%
GAAP operating margin	18.7%	18.6%		17.9%	20.6%
Adjustments:
Share-based compensation	3,409	3,107	9.7%	14,314	11,473	24.8%
Amortization of acquired intangible assets	408	484	(15.7%)	1,983	1,549	28.0%
Revaluation of contingent consideration	(3,391)	—	NA	(3,391)	—	NA
Impairment charges for goodwill and intangible assets	3,415	—	NA	3,415	—	NA

Non-GAAP operating income	27,398	23,803	15.1%	105,740	96,832	9.2%
Non-GAAP operating margin	21.8%	21.9%		21.2%	23.8%

GAAP net income	23,821	23,481	1.4%	86,584	80,979	6.9%
GAAP net margin	19.0%	21.6%		17.3%	19.9%
Adjustments:
Share-based compensation	3,409	3,107	9.7%	14,314	11,473	24.8%
Amortization of acquired intangible assets	408	484	(15.7%)	1,983	1,549	28.0%
Deferred tax impact related to acquired intangible assets	(150)	(137)	9.5%	(734)	(591)	24.2%
Revaluation of contingent consideration	(3,391)	—	NA	(3,391)	—	NA
Impairment charges for goodwill and intangible assets	3,415	—	NA	3,415	—	NA

Non-GAAP net income	27,512	26,935	2.1%	102,171	93,410	9.4%
Non-GAAP net margin	21.9%	24.8%		20.4%	22.9%

GAAP net income	23,821	23,481	1.4%	86,584	80,979	6.9%
Add back:
Depreciation and amortization	11,468	9,361	22.5%	41,672	33,997	22.6%
Interest (income) expenses, net	(1,487)	(1,819)	(18.3%)	(6,010)	(5,266)	14.1%
Income tax expenses (benefit)	4,508	3,917	15.1%	17,393	16,606	4.7%

EBITDA	38,310	34,940	9.6%	139,639	126,316	10.5%

Adjustments:
Share-based compensation	3,409	3,107	9.7%	14,314	11,473	24.8%
Revaluation of contingent consideration	(3,391)	—	NA	(3,391)	—	NA
Impairment charges for goodwill and intangible assets	3,415	—	NA	3,415	—	NA
Mark-to-market losses (gains) on foreign-exchange forward contracts	(2,434)	(1,604)	51.7%	(2,053)	1,600	(228.3%)

Adjusted EBITDA	39,309	36,443	7.9%	151,924	139,389	9.0%

Income attributable to holders of ADS (Non-GAAP):

Basic	27,512	26,935	2.1%	102,171	93,410	9.4%
Diluted	27,512	26,935	2.1%	102,171	93,410	9.4%

Basic earnings per ADS (Non-GAAP)	0.39	0.38	3.8%	1.44	1.32	9.1%
Diluted earnings per ADS (Non-GAAP)	0.38	0.36	7.2%	1.40	1.24	13.3%

Weighted average ADS outstanding—basic (Non-GAAP)	70,059,322	71,180,668	(1.6%)	71,045,826	70,884,506	0.2%
Weighted average ADS outstanding—diluted (Non-GAAP)	71,688,426	75,233,086	(4.7%)	72,797,344	75,439,734	(3.5%)

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2012	2011	% Change	2012	2011	% Change
Net revenues:
China-based Laboratory Services	81,442	66,670	22.2%	293,243	231,345	26.8%
China-based Manufacturing Services	21,888	21,038	4.0%	117,022	95,539	22.5%

Subtotal	103,330	87,708	17.8%	410,265	326,884	25.5%
U.S.-based Laboratory Services	22,329	20,833	7.2%	89,647	80,293	11.6%

Total net revenues	125,659	108,541	15.8%	499,912	407,177	22.8%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on Friday, March 8, 2013, to discuss its fourth-quarter and full-year 2012 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	99349171

A telephone replay will be available two hours after the call’s completion at:

United States:	1-855-452-5696
China (Landline):	800-870-0205
China (Mobile):	400-120-0932
Hong Kong:	800-963-117
United Kingdom:	0-808-234-0072
International:	+61-2-8199-0299
Conference ID:	99349171

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the fourth-quarter and full-year 2011 and 2012 gross profit, gross margin, operating income, operating margin, net income, net margin, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, the amortization and deferred tax impact of acquired intangible assets, impairment charges for goodwill and intangible assets, and revaluation of contingent consideration. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Statements in this presentation contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our ability to reach our business and financial goals for the full year 2013, our financial guidance for full-year and first-quarter 2013 (including, as applicable, estimated total revenues, estimated GAAP and non-GAAP diluted earnings per ADS, capital expenditures, and other trends), overall ongoing and future investment in talent and facilities, laboratory services’ ongoing and future investment, the growth of our small-molecule manufacturing business pipeline, our ability to continue achieving substantial free cash flow, building a comprehensive and integrated technology platform, the ability of this platform to enable anyone and any company to discover and develop new products efficiently and cost-effectively, our future delivery of drug candidates, pricing pressure in synthetic chemistry, our productivity and future operating costs, the build-up of clinical development service capabilities, the growth of our biologics drug discovery and development capabilities, our expected biologic services project portfolio, the growth and growth drivers in our manufacturing services, the expected variability of commercial manufacturing revenue, research manufacturing revenues, expected growth across China-based laboratory services, increasing utilization of our integrated drug development services, revenue growth in U.S.-based laboratory services, growth in manufacturing services, expansion of our clinical development platform, lower capital expenditures, and more efficient use of existing facilities.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, the state of the global economy may continue to be uncertain; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may not enjoy the anticipated benefits of our acquisitions and joint ventures or other planned investments and capital expenditures (including investments made through our corporate venture fund) on a timely basis or at all; we may need to modify the nature and level of our investments and capital expenditures; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs; our intellectual property protection policies may be breached, harming our customers and us; and we may face increased margin pressure as a result of renminbi appreciation and increased labor inflation in China and the company’s investment. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; the risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; our dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2011 Annual Report on Form 20-F filed with the Securities and Exchange Commission and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2011 Annual Report on Form 20-F. Our results of operations for fourth-quarter 2012 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

Incorporation by Reference

WuXi PharmaTech hereby expressly incorporates by reference into its registration statement on Form F-3 (File No. 333-161757) the discussions contained in “Fourth-Quarter GAAP Results” and “Full-Year GAAP Results,” the unaudited consolidated balance sheets, the unaudited condensed consolidated statements of operations, and the revenue breakdown by geography, from this press release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Aaron Shi (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com